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                           January 25, 2023

       Edmundo Gonzalez
       Chief Executive Officer
       Marpai, Inc.
       5701 East Hillsborough Ave., Suite 1417
       Tampa, Florida 33610-5428

                                                        Re: Marpai, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 20,
2023
                                                            File No. 333-269326

       Dear Edmundo Gonzalez:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Ron Ben-Bassat